UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 29, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arkansas Best Corporation

File No. 000-19969 - CF# 27663

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Arkansas Best Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 24, 2010.

Based on representations by Arkansas Best Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.20	through December 9, 2011
Exhibit 10.21	through December 7, 2013
Exhibit 10.24	through February 18, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel